Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                        (303) 422-8127 Fax (303) 431-1567






                                                  November 6, 2007


SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
Mail Stop 7010
Washington D.C. 20549

Re: USA Superior Energy Holdings, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006, filed April 13, 2007 File No. 0-52405.


         In response to your comment letter dated September 13, 2007, the Company's 10-KSB, (2006) has been revised and filed on Edgar. The responses to your numbered paragraphs are listed below with cross references to the marked copy of the filing, which filing is attached hereto with margin annotations to reference your comment numbers.


               1. We note your disclosure that indicates subsequent to your year end, you have entered into a plan of merger and seek to engage in a different line of business. Please expand your disclosures to describe your business and related activities in fiscal 2006.

                    In response to your comment we have revised Item 1, Business Disclosures to include information disclosing our business activities, prior to the merger. Please see Page 3.

               2. Clarify if the business of Comlink Communications Company including its assets and liabilities has been sold, discontinued or otherwise disposed of subsequent to year end.

                    In response to your comment, prior to the merger, Comlink Communication Company's assets consisted of $938 in cash and total liabilities of $22,700, which was a shareholders' loan. Comlink Communications did not sell or otherwise of dispose of those assets and or liabilities prior to the year ended December 31, 2006.


               3. We note subsequent to year end, you have entered into a plan of merger with USA Superior Energy, Inc. Please clarify to us and in your document this entity's relationship to USA Superior Energy Holdings, Inc.

                    In response to your comment, Comlink Communication, Inc. merged with USA Superior Energy, Inc. after the merger, the Company changed its name to USA Superior Energy Holdings, Inc.

             Independent Auditor's Report. page F-1
             --------------------------------------

               4. Please provide an audit opinion with a title of, "Report of Independent Registered Public Accounting Firm," if
                     true.

                    We note your comment and have made the appropriate changes to audit opinion included in the Amended Annual Report on Form 10-KSB on page F-1.

               5. Please provide an audit opinion that identifies the city and state of the auditor. Refer to Article 2 of Regulation S-X.

                    We note your comment and have made the appropriate changes to audit opinion included in the Amended Annual Report on Form 10-KSB on page F-1.

               6.   Please provide an audit opinion for the financial statements
                    of  Comlink   Communications   Company,   for  the   periods
                    presented.

                    In response to your comment, the financial statements presented are the financial statements of Comlink Communications Company for the years ended December 31, 2006 and 2005. The transaction involving USA Superior Energy occurred subsequent to the year ended December 31, 2006.

             Financial Statements
             --------------------

             General
             -------

               7. Please remove references to an "Accountant's Review Report on pages F-2 through F-S. Please also tell us why you are referring to a review report when you have provided an audit report in your filing.

                    We note your comment and the reference to the "Accountant's Review Report was a typo. We have revised all references to read "See Notes to the Financial Statements."



             Balance Sheet, page F-2
             -----------------------

               8. Please explain why the amounts presented as "Additional paid-in capital" are negative.

                    In response to your comment, the amounts presented as "Additional paid-in capital are negative, due to the debit (negative) balance of the account. Additional paid-in capital has had a negative balance since the inception of the Company, when 22,500,000 shares of common stock were purchase for cash of $2,500. The shares were purchased at a price less than their par value of $0.001 and this resulted in a debit to additional paid-in capital of $20,000 and the account having a negative balance. See the journal entry below:

                                                              Debit                     Credit
                                                              -----                     ------

                    Cash                                      $2,500
                    Common Stock (22.5 million x $0.001)                                $22,500
                    Additional paid-capital                  $20,000


                    Comlink Communications Company has had limited operations and limited issuances of its common stock, therefore the account has retained a negative balance.

               9. Please explain why the assets and liabilities of Comlink Communications Company are not presented as discontinued operations. Similarly, explain why your results of operations and cash flows are not presented on a discontinued basis.

                    In response to your comment, the assets and liabilities of Comlink Communications Company are not presented as discontinued operations, because Comlink Communications Company did not have discontinued operations. Generally Accepted Accounting Principles defines Discontinued Operations as "...one actually discontinued during the accounting period or one which will be discontinued in a short time period after year-end."

                     Comlink Communications did not cease its operations during the year ended December 31, 2006. Over the prior two year period, Comlink Communications Company's only asset has been cash and its liabilities have consisted of accounts payable and shareholder loans. Its operation level throughout this period was minimal. Therefore, Comlink Communications Company has not presented its financial statements on a discontinued basis.


             Statement of Stockholders' Equity (Deficit), page F-5
             -----------------------------------------------------

               10. Please reconcile the number of shares issued and outstanding in your Statement of Stockholders' Equity with the amounts presented in your beneficial ownership disclosures found on page 24.

                    In response to your comment, to reconcile the number of shares issued and outstanding in the Statement of Stockholders' Equity with the amounts presented in the beneficial ownership table, the number of shares issued and outstanding in the Statement of Stockholders' Equity is as of December 31, 2006. The number of shares issued and outstanding, used in the beneficial ownership table is April 1, 2007. We have revised the beneficial ownership table to reflect the correct date. Please see page F-5 of the Amended Form 10KSB.

             Note 1-- Basis of Presentation, Business and Summary of Significant
             -------------------------------------------------------------------
             Accounting Policies. page F-6
             -----------------------------

             11. Please clarify the date of formation of the company and whether the basis of presentation and accounting policies are that of Comlink Communications Company as of and for the year ended December 31, 2006.

                     In response to you comment, the Comlink Communications Company was incorporated on November 12, 2003 in the state of Nevada. On March 6, 2007, Comlink Communications Company changed its name to USA Superior Energy Holdings, Inc. and retained the state of Nevada as its corporate domicile. The accounting policies disclosed in the Form 10-KSB for the year ended December 31, 2006 are those of Comlink Communications Company. We have revised our disclosures in
                     Note 1 of the Notes to the Financial Statements on page F-6 of the Amended Form 10KSB.

              12. It appears from your disclosures, that your transaction with USA Superior Energy represents a reverse merger. If true, expand your basis of presentation discussion to indicate that in future periods, your financial statements will be presented differently due to reverse merger accounting. Please explain that as a result of reverse merger accounting, you will be presenting the historical financial information of the accounting acquirer in future interim and annual reports.

                     In response to your comment, we have revised the disclosure in Note 1 of the Notes to the Financial Statements on page F-6 to include a discussion of the use of reverse merger accounting and that the Company will be presenting the historical financial information of the accounting acquirer in future interim and annual reports.


             Note 2 -- Going Concern and Management's Plan, page F-9
             -------------------------------------------------------

          13. We note that you plan to enter into the oil and gas industry. Please provide disclosure indicating whether you anticipate accounting for these activities using either the full cost or successful efforts method.

               In response to you comment, we have included disclose in Note 2 to the Notes to the Financial discussing the accounting to be used by the Company in accounting for activities in the oil and gas industry. Please see page F-9 of the Notes to the Financial Statements of the Amended Form 10KSB.

             Item 8A  Controls and Procedures. page 20
             -----------------------------------------

          14. Please modify your Controls and Procedures disclosures per the requirements of Exchange Act Rule 13a-l 5. For example, identify the members of management that have evaluated and concluded on the effectiveness of your disclosure controls and procedures. Similarly, remove disclosure that suggest your controls and procedures "are adequate".

               In response to your comment we have revised the Controls and Procedures disclosures to reflect the provisions of Exchange Act Rule 13a-15. The Section has been re-worded to comply with the requirements of Exchange Act Rule 13a-15. Please see page 20 of the Amended Form 10KSB.

             Item 14. Principal Accounting Fees and Services, page 25
             --------------------------------------------------------

          15.  We note your  disclosures that indicates the amounts paid to Kyle
               L. Tingle, your former auditor, including amounts paid in fiscal 2006. Please explain why you have not presented the amounts paid to Larry O'Donnell, CPA, P.C.

               In response to your comment, Mr. O'Donnell was engaged by the Company to audit the Company's financial statements for the year ended December 31, 2006. Mr. O'Donnell had not performed any other audit services for the Company prior to January 1, 2007, therefore no fees were paid to him. We have considered your comment and have added disclosure to clarify the payment of auditor fees. Please see page 25 of the Amended Form 10KSB.

             Form 10-QSB for Fiscal Quarter Ended June 30, 2007
             --------------------------------------------------

             Financial Statements
             --------------------

             General
             -------

          16. It appears that you have presented the historical financial information of Comlink Communications Company. Please modify your presentation to apply reverse merger accounting and disclosure, including the presentation of the historical financial information of the accounting acquirer.

                     In response to your comment, we have revised the Form 10QSB for the fiscal quarter ended June 30, 2007 to meet your request.

             Consolidated Statement of Stockholders' Equity, page F-3
             --------------------------------------------------------

          17. Please modify your presentation to include recasting your capital structure to reflect the effects of reverse merger accounting.

               In response to your comment, we have included additional disclosures showing the adjustment of the accumulated deficit account and the total stockholders' deficit for the effects of the reverse merger on page F-3.

             Note 1- Significant Accounting Policies
             ---------------------------------------

          18. Please modify your document to include accounting policies associated with your oil and gas activities and stock based compensation.

               In response to your comment, we have included accounting policies associated with our oil and gas activities and stock based compensation on page F-7 of the Amended Form 10-QSB for the quarter ended June 30, 2007.

             Management's Discussion and Analysis of Financial Condition and
             -------------------------------------------------------------------
             Results of Operations
             ---------------------

             Results of Operations for the Six Months Ended June 30, 2007
             -------------------------------------------------------------------
             Compared to the Six Months Ended June 30. 2006
             ----------------------------------------------

          19. Please expand your disclosures to discuss the principal source of your revenues and cost of sales. Please clarify if these amounts relate to oil and gas production activities. If true, provide discussion and analysis of your production and sales and the properties and activities they relate to.

               In response to your comment, we have expanded the disclosures in our Management's Discussion and Analysis to include discussion of the sources of our revenue and cost of sales. Please see page 1 of the Amended Form 10-QSB for the quarter ended June 30, 2007.

          20. Please tell us if you acquired or have otherwise determined the existence of oil and gas reserves.

               In response to your comment, we have not acquired or determined the existence of oil and gas reserves.


         We believe these responses should be adequate to satisfy your comments. Please let me know if you have any questions.


                                   Sincerely,

                                   /s/Michael A. Littman
                                   ---------------------
                                   Michael A. Littman

MAL:sw